UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

_____

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 9, 2006



Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
_____	_____	_____
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

512 Bridge Street, Danville, VA 24541
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Alliance One International, Inc.

ITEM 2.02   Regulation FD Disclosure

On February 9, 2006, Alliance One International, Inc. issued a press release announcing its operating and financial results for the quarter ended December 31, 2005. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this report shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation by reference language contained therein, except as shall be expressly set forth by specific release in such a filing.

ITEM 9.01   Financial Statements and Exhibits

(c)   Exhibits

Exhibit No.	Description
99.1	Press release dated February 9, 2006

Alliance One International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 9, 2006   Alliance One International, Inc.
(Registrant)

By: /s/ Thomas G. Reynolds
_____
Thomas G. Reynolds
Vice President - Controller
(Chief Accounting Officer)

Alliance One International, Inc.

INDEX TO EXHIBITS

EXHIBIT 99.1

Alliance One International, Inc. Tel: 919 379 4300
8001 Aerial Center Parkway Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contact: Joel L. Thomas
    (919) 379-4300

February 9, 2006

Alliance One International Reports Third Quarter Financial Results;
Affirms Prior Guidance

Morrisville, NC – Alliance One International, Inc. (NYSE: AOI) today announced a net loss of $22.9 million, or $0.27 per basic share, for its third quarter ended December 31, 2005, compared to a net loss of $1.9 million, or $0.04 per basic share, for the year earlier quarter, driven by merger related one-time charges, increased interest costs, and the impact of foreign currency exchange rates. The underlying net loss for the third quarter, which excludes market valuation adjustments for derivative financial instruments, discontinued operations, and non-recurring items, was $6.9 million, or $0.08 per basic share, in line with the Company's expectations. The underlying net loss on the same basis for the prior year was $3.2 million, or $0.07 per basic share.

The Company's net loss for the nine months ended December 31, 2005, was $124.1 million, or $1.56 per basic share, compared to net income of $17.1 million, or $0.38 per basic share, for the year earlier period. Underlying net loss for the nine months, which excludes market valuation adjustments for derivative financial instruments, discontinued operations, and non-recurring items, was $15.6 million, or $0.20 per basic share, compared to underlying net income of $21.0 million, or $0.47 per basic share, on the same basis last year.

On May 13, 2005, DIMON Incorporated and Standard Commercial Corporation ("Standard") merged to become Alliance One International, Inc. Accordingly, the figures reported in this release for the nine months include the results of Standard operations for the period beginning May 13, 2005 through the end of the third quarter. The figures reported for the year earlier three and nine months pertain only to DIMON Incorporated.

The excluded market valuation adjustments result from interest rate swaps that must be marked-to-market each quarter. In discussing the Company's operating performance, management consistently excludes these market valuation adjustments because they do not reflect the Company's operating activities, are non-cash in nature, and will reverse in their entirety (gains and losses will offset each other) during the remaining term of the associated interest rate swaps. Management also excludes results from discontinued operations, and gains and charges resulting from unusual transactions or events that are not reflective of its underlying operations and that are not expected to recur.

Brian J. Harker, Chairman and Chief Executive Officer stated, "As previously disclosed, our effective costs in the important Brazilian market are up significantly in comparison to the prior year. The inflationary cost effects of the strength of the Brazilian Reais relative to the U.S. dollar on both 2005 crop green tobacco procurement and conversion costs, as well as the absorption of certain local trade taxes could not be fully recovered through selling price increases. As a result, gross profit from sales of the 2005 Brazilian crop has been and will likely continue to be impacted even as we continue to apply our best efforts to recover expected cost escalation through selling price increases. We are currently working with our customers with regards to the appropriate pricing for the 2006 crop to reflect continued anticipated cost increases."

"Merger integration remains in line with our strategic plan including over $50 million in cost savings expected to be realized by our March 2006 year end and a further $115 million in potential pre-tax cost savings by fiscal year end 2007. One time cash costs to complete the integration are still estimated at approximately $55-$57 million. As part of the integration process and to strengthen our core business overall, we have focused on achieving appropriate returns that support the strategic rational for our merger, including undertaking asset sales that will continue to have an important role in refining our footprint. As announced earlier in February, an agreement was reached to sell our Spanish production facilities. The one time cost related to the sale is expected to be between $13-$15 million, which includes cash severance cost and other cash costs expected to be between $8-$10 million. We have also entered into a non-binding letter of intent to sell our interest in the dark air-cured tobacco business, Compania General de Tabacos de Filipinas, S.A.

"Based on results through the third fiscal quarter of 2006 and excluding any effects of market value adjustments for derivatives, restructuring and other non-recurring charges, we are affirming our previously announced expectation that the Company's underlying net loss will be between $0.26 and $0.31 per basic share for the fiscal year ending March 31, 2006, and the Company's underlying net profit to be between $0.30 and $0.40 per basic share for the fiscal year ending March 31, 2007," Mr. Harker said.

Market valuation adjustments for derivative financial instruments are a component of net income prepared in accordance with generally accepted accounting principles. However, management is unable to provide forward-looking earnings guidance on that basis, due to the volatility of interest rates, which impact the valuation of these instruments.

Performance Summary
Sales and other operating revenue for the quarter were $528.1 million, or a 44.1% increase over last year's $366.4 million, primarily driven by the addition of Standard's revenues in Brazil, Turkey and Malawi.

Gross profit as a percentage of sales decreased from 10.7% in the year ago quarter to 10.1% in the current quarter, while gross profit increased 35.6% from $39.3 million in last year's quarter to $53.3 million this year, driven primarily by sales in Turkey and Malawi. Increases in gross profit were partially offset by a $4.4 million non-cash adjustment related to the fair value of Standard's Inventory as of the May 13, 2005 merger that was shipped post-merger, decreased crop size in Zimbabwe and the United States, and a 20% increased cost versus last year in Brazil driven by currency movements and interstate taxes.

Selling, administrative and general expenses increased 26.3% or $8.4 million to $40.4 million in the current quarter from $32 million during the same quarter last year. The variance is primarily related to the addition of Standard's expenses following the merger, as well as currency effects related to non-US dollar costs incurred in foreign operations.

Restructuring, asset impairment and integration charges increased from $.5 million in last year's quarter to $15.2 million in the current quarter, as a result of merger integration and associated employee severance. Asset impairment charges of $10.7 million reflect writing assets down to net realizable values, preparatory to sale, while severance and other cash costs were $4.5 million.

Interest expense increased $15.1 million from $13.1 million for the third quarter last year to $28.2 million in the current quarter as a result of higher average debt outstanding and increased average rates following the merger.

Alliance One International, Inc.
Page 3

Liquidity
At December 31, 2005 total debt net of $49.1 million of cash was $1.053 billion, compared to $627.6 million at December 31, 2004 and $1.094 billion at September 30, 2005. The increase over December 31, 2004 was a result of the merger, while the slight decrease from September 30, 2005 was primarily related to the sale of uncommitted Turkish inventories during December 2005.

At December 31, 2005 the Company had seasonally adjusted available lines of credit of $601.2 million to meet working capital and crop financing requirements with $266 million outstanding and a weighted average interest rate of 5.7%. After giving effect to $37.6 million of letters of credit issued and outstanding and $29.3 million available for additional letters of credit issuance, total credit lines available were $268.3 million.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of Alliance One's management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, our ability to implement cost savings initiatives, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on Alliance One's customers. Additional factors that could cause Alliance One's results to differ materially from those described in the forward-looking statements can be found in Alliance One's (previously DIMON Incorporated) Annual Reports on Form 10-K for the fiscal year ended March 31, 2005, and other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (www.sec.gov).

Alliance One is a leading independent leaf tobacco merchant. For more information visit the company's website at www.aointl.com.

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Condensed Statement of Consolidated Income	Three Months December 31		Nine Months December 31	
(Unaudited - 000's Except Per Share Data)	**2005**	**2004**	**2005**	**2004**
Sales and other operating revenues	$528,144	$366,370	$1,555,116	$992,166
Cost of goods and services sold	474,854	327,119	1,392,445	843,824
Gross Profit	53,290	39,251	162,671	148,342
Selling, administrative and general expenses	40,398	32,000	124,942	92,312
Other income	(375)	(606)	(862)	(5,236)
Restructuring and asset impairment charges	15,163	536	32,737	1,977
Operating income (loss)	(1,896)	7,321	5,854	59,289
Debt retirement expense	-	-	66,474	-
Interest expense	28,186	13,122	83,686	38,006
Interest income	3,578	508	7,497	2,429
Derivative financial instruments (income)	(1,239)	(3,076)	(4,023)	(9,671)
Income tax expense (benefit)	(3,300)	(732)	(23,689)	11,016
Equity in net income (loss) of investee companies	(27)	(20)	73	122
Minority interests (income)	138	82	(165)	(277)
Net income (loss) before discontinued operations	(22,130)	(1,587)	(108,859)	22,766
Loss from discontinued operations, net of tax	(736)	(277)	(15,213)	(5,669)
Net Income (Loss)	$ (22,866)	$ (1,864)	$ (124,072)	$ 17,097
Basic Earnings (Loss) Per Share:				
Income (loss) from continuing operations	$(0.26)	$(0.03)	$ (1.37)	$ 0.51
Loss from discontinued operations	(0.01)	(0.01)	(0.19)	(0.13)
Net Income (Loss)	$(0.27)	$(0.04)	$ (1.56)	$ 0.38
Diluted Earnings (Loss) Per Share:				
Income (loss) from continuing operations	$(0.26)	$(0.03)	$ (1.37)	$ 0.50
Loss from discontinued operations	(0.01)	(0.01)	(0.19)	(0.12)
Net Income (Loss)	$(0.27)	$(0.04)	$ (1.56)	$ 0.38
Average number of shares outstanding:				
Basic	86,035	44,918	79,633	44,879
Diluted	86,035	44,918	79,633	45,426
Cash dividends per share	$0.000	$0.075	$0.105	$0.225

Reconciliation to Non-GAAP Underlying Net Income	Three Months December 31		Nine Months December 31	
(Unaudited – 000's Except Per Share Data)	2005	2004	2005	2004
GAAP Net Income (Loss)	$(22,866)	$(1,864)	$(124,072)	$17,097
Discontinued operations	736	277	15,213	5,669
GAAP Net Income (Loss) from Continuing Operations	(22,130)	(1,587)	(108,859)	22,766
Reconciling items, net of tax effect:				
Market valuation adjustments for derivatives	(805)	(1,999)	(2,615)	(6,286)
Restructuring, asset impairment and integration charges	12,464	348	26,910	1,285
Debt retirement expenses	-	-	54,642	-
Gross profit reduction from inventory fair value purchase accounting adjustment	3,595	-	14,355	-
DGCOMP assessment - Spain	-	-	-	3,250
Non-GAAP Underlying Net Income (Loss)	$(6,876)	$(3,238)	$ (15,567)	$ 21,015
Non-GAAP Underlying Net Income (Loss) per Basic Share	$(0.08)	$(0.07)	$(0.20)	$0.47
GAAP Net Income (Loss) per Basic Share	$(0.27)	$(0.04)	$(1.56)	$0.38

Note 1 - Derivative Financial Instruments: Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards Number 133 (FAS133), "Accounting for Derivative Instruments and Hedging Activities." FAS133 eliminates special hedge accounting if the interest rate swap instruments do not meet certain criteria, thus requiring the Company to recognize all changes in their fair value in its current earnings. For the quarters ended December 31, 2005 and 2004, the Company recognized non-cash income of $1,239 and $3,076, respectively, from the change in the fair value of swap instruments. For the nine months ended December 31, 2005 and 2004, the Company recognized non-cash income of $4,023 and $9,671, respectively, from the change; the fair value of swap instruments. As a result of fluctuations in interest rates, and volatility in market expectations, the fair market value of interest rate swap instruments can be expected to appreciate or depreciate over time. The Company plans to continue its practice of economically hedging various components of its debt portfolio. However, as a result of FAS133, certain swap instruments have and may continue to create volatility in reported earnings.